SCHEDULE 13G
PAGE 1 of 8

Type of Filing: Amendment

Amendment No.: 1

Name of Issuer:  BOISE CASCADE

Title of Class of Securities:  CV PFD G

CUSIP Number:  097383863

Is a fee being paid with this statement:   (   )Yes    ( )No

SCHEDULE 13G
PAGE 2 of 8
CUSIP No.:  097383863

1) Name of Reporting Person:  Scudder, Stevens & Clark, Inc.

1a) S.S. or I.R.S. Identification No. of above person:  13

3241232

2) Check the appropriate box if member of a group: (  )a (
)b 3)

SEC Use Only:

4) Citizenship or Place of Organization:  Delaware

Number of shares beneficially owned by each reporting person with:




5) Sole Voting Power:   338,100
6) Shared Voting Power:   125,300
7) Sole Dispositive Power:   872,200
8) Shared Dispositive Power:

9) Aggregate amount beneficially owned by each reporting
person:
872,200

10)  Does aggregate amount (Item #9) exclude certain shares:
( )
Yes    (  ) No

11)  Percent of Class represented by amount in Item No. 9:
10.1%

12)  Type of Reporting Person:  IA

SCHEDULE 13G
PAGE 3 of 8
CUSIP No.:  097383863

1) Name of Reporting Person:  Scudder Stevens & Clark of
Canada
Ltd. Scudder,               Stevens & Clark Du Canada Ltee.

1a) S.S. or I.R.S. Identification No. of Above Person: ADX
135263

2) Check the appropriate box if member of a group:  (  )a (
)b

3) SEC Use Only:

4) Citizenship or Place of Organization:  Canada (Federal
Corporation)

Number of shares beneficially owned by each reporting person with:

5) Sole Voting Power:
6) Shared Voting Power:
7) Sole Dispositive Power:  See Exhibit "1" on page 5 8)
Shared Dispositive Power:

9) Aggregate amount beneficially owned by each reporting person: See Exhibit
   "1" on page 5

10)  Does aggregate amount (Item #9) exclude certain shares:
(
)Yes    (  )No

11)  Percent of Class represented by amount in Item No. 9:
See
Exhibit "1" on page 5

12)  Type of Reporting Person:  IA

SCHEDULE 13G
PAGE 4 of 8
CUSIP No.:  097383863

Exhibit "1"

Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York,
New
York; Scudder,
Stevens & Clark of Canada Ltd. - Scudder, Stevens & Clark du
Canada Ltee., 220
Bay Street - Suite 802, Toronto, Ontario, Canada; are all registered investment advisers and reporting persons. Scudder, Stevens & Clark, Inc.
is filing on
behalf of all three entities.

SCHEDULE 13G
PAGE 5 of 8
CUSIP No.:   097383863

Item 1a) Name of Issuer:   BOISE CASCADE

Item 1b) Address of Issuer's Principal Executive Offices:
ONE
JEFFERSON SQ., PO BOX 50, BOISE, ID  83702

Item 2a) Name of Person Filing:  Scudder, Stevens & Clark,
Inc.

Item 2b) Address of Principal Business Office or, in non,

Residence: 345 Park Avenue, New York, New York 10154

Item 2c) Citizenship:  Delaware

Item 2d) Title of Class f Securities:  CV PFD G

Item 2e) CUSIP Number:   097383863

Item  3)  If this statement if filed pursuant to Rules 13d
1(b),
or 13d-2(b),
check whether the person filing is a:

(a) __      Broker of Dealer registered under Section 15 of
the
Act
(b) __      Bank as defined in Section 3(a)(6) of the Act
(c) __      Insurance Company as defined in Section 3(a)(19)
of the Act
(d) __      Investment Company registered under Section 8 of
the Investment
     Company Act
(e) XX      Investment Adviser registered under Section 203
of the Investment
     Advisers Act of 1940
(f) __      Employee Benefit Plan, Pension Fund which is
subject
to the provisions
  of the Employee Retirement Income Security Act of 1974 or
Endowment
     Fund; see 240.13d-1(b)(1)(ii)(F)
(g)  __     Parent Holding Company, in accordance with
240.13d-
1(b)(1)(ii)(G)
     (Note: See Item 7)
(h)  __     Group, in accordance with 240.13d-1(b)(1)(ii)(H)

SCHEDULE 13G
PAGE 6 of 8
CUSIP No.:  097383863

Item 4) OWNERSHIP: If the percent of the class owned, as of
December 31 of the
year covered by the statement, or as of the last day of any month described in
Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.

a)   Amount Beneficially Owned:   872,200
b)   Percent of Class:   10.1%

c)   Number of shares as to which each person has:
     Sole power to vote or to direct the vote:
338,100

    Shared power to vote or to direct the vote:   125,300

Sole power to dispose or to direct the disposition of:
872,200

  Shared power to dispose or to direct the disposition of:

Item 5) OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check ( )Yes ( )No

     Item 6)   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
     ANOTHER PERSON: If any other person is known to have the
     right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to the effect should be included in
     response to this
item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an Investment Company registered under the Investment Company Act of 1940 or the beneficiaries of any employee benefit plan, pension fund or endowment fund is not required.

SCHEDULE 13G
PAGE 7 of 8
CUSIP No.:   097383863

     Item 7) IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
ON BY
     THE PARENT HOLDING COMPANY: If a parent holding company has filed this schedule, pursuant to Rule 13d1(b)(ii)(G), so
     indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Item 8)   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
     THE GROUP: If a group has filed this schedule pursuant to
Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d1(c), attach an exhibit stating the identity of each member of the group.

                       SEE EXHIBIT "1"

     Item 9) NOTICE OF DISSOLUTION OF GROUP: Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further
filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
     See Item 5.

     Item 10) CERTIFICATION: The following certification shall
     be included if the
     statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     SCHEDULE 13G
     PAGE 8 of 8
     CUSIP No.:   097383863

     SIGNATURE: After reasonable inquiry and to the best of my
     knowledge and
     belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:   MARCH 9, 1995, AS CORRECTED APRIL
18, 1995



SIGNATURE:


NAME/TITLE:  David S. Lee, Assistant Secretary